

Mail Stop 7010

December 19, 2008

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

> **Re:** **Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 3, 2008**
> **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Employees, page 23

1.   In future filings, please disclose the expiration dates of your collective bargaining agreements.

Item 7. Management's Discussion and Analysis…, page 37

Critical Accounting Policies and Estimates, page 48

Goodwill and Other Indefinite-Lived Intangible Assets, page 49

2.   With a view towards future disclosure, please provide us with a more specific and
        comprehensive discussion of your goodwill impairment policy. In this regard,
        please confirm to us that you utilize the two-step aspect to recognizing goodwill
        impairment and that you consider the notion of implied fair value in the second
        step. Reference paragraphs 19-21 of SFAS 142.

3.   With a view towards future disclosure, please provide us with a more specific and
        comprehensive discussion of your identifiable intangible assets with indefinite
        useful lives. In this regard, please confirm to us that you assess these assets
        individually without regard to the reporting unit. Reference paragraphs 14 and 17
        of SFAS 142.

Item 15. Exhibits and Financial Statements Schedules, page 94

4.   Please be advised that no document on file with the Commission for more than
        five years may be incorporated by reference, subject to certain exceptions. See
        Item 10(d) of Regulation S-K. We note that the documents you incorporate by
        reference into the Form 10-K in Exhibits 10.19 and 10.40 have been on file with
        the Commission for more than five years and do not appear to satisfy any of the
        exceptions listed in Item 10(d). In future filings, please revise accordingly.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis...page 14

5.   Please revise future filings to address the following items:

        •   Provide a discussion of the recent global economic downturn and its current
            and expected future impact on your operations, financial position and
            liquidity. This disclosure should provide detailed information on your
            customers, recent order activity, expected trends, management's response for
            managing these events, potential future actions by management and other
            detailed information. Expand your liquidity discussion to address the
            expected impact to current and future cash flows and how you expect recent
            economic events, including the credit shortage, may affect other sources of
            liquidity.

        •   Quantify the impact that your significant acquisitions have had on your
            revenues and operating results.

- We note your discussion of changes in selling prices, shipments and raw materials costs. Please revise to quantify how such changes have impacted your revenue and/or operating results on a consolidated and segmental basis where practicable.

Liquidity and Capital Resources, page 19

Capital Resources and Long-Term Debt, page 19

6.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements. Please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Item 4. Controls and Procedures, page 21

(a) Evaluation of Disclosure Controls and Procedures, page 21

7.   We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported to our management, including our principal financial officers, as appropriate to allow timely decisions regarding required disclosures." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008.

Definitive Proxy Statement on Schedule 14A filed April 3, 2008

Other Compensation, page 40

Profit Sharing and Retirement Savings Plan, page 40

8.   In future filings, please explain how this plan fits into your overall compensation objectives.

9.   In future filings, please explain how amounts are allocated under the plan. Please also disclose in future filings the amounts allocated to the other named executive officers. In this regard, we note that these specific amounts are not itemized in the footnote to column (g) of the summary compensation table on page 42.

2007 Directors Compensation Table, page 48

10.   In future filings, please provide a narrative description to the director compensation table. See Item 402(k)(3) of Regulation S-K.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Schoeffler, Senior Counsel, at (202) 551-3748 if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief